Exhibit 99.1

CollPlant Appoints Professor Shay Soker from Wake Forest Institute for Regenerative Medicine to its

Scientific Advisory Board

Ness Ziona, June 19, 2018, CollPlant (NASDAQ:CLGN, TASE:CLGN), a regenerative medicine company utilizing its proprietary plant-based rhCollagen (recombinant human collagen) technology for tissue repair products, today announced the appointment of Shay Soker, Professor at the Wake Forest Institute for Regenerative Medicine (WFIRM), to its Scientific Advisory Board.

“Shay is a highly regarded and widely published authority in the field of regenerative medicine, and we are delighted to add someone of his caliber to an already world-class Scientific Advisory Board,” said Yehiel Tal, chief executive officer of CollPlant. “We believe Shay’s expertise in tissue engineering will prove invaluable to the leadership team, and we look forward to his insights and guidance as we work to advance development of our lead program, rhCollagen-based BioInks, for the 3D bioprinting of tissues and organs.”

“I have known CollPlant for some time and have been thoroughly impressed with its rhCollagen which appears to be the ideal building block to support and enhance regeneration of tissues and organs”, commented Prof. Soker. “I look forward to working with CollPlant’s team to bring this exciting and novel technology to market.”

Prof. Soker brings over 25 years of expertise in the areas of tissue engineering, stem cells, tissue scaffolds, cell differentiation and bioengineering to CollPlant. He currently serves as Professor of Regenerative Medicine and the Scientific Officer for WFIRM. Prof. Soker is an affiliated Professor of Cancer Biology, Physiology & Pharmacology, Biomedical Engineering and Surgical Sciences at the Wake Forest School of Medicine.

Prof. Soker received his Ph.D. from the Technion-Israel Institute for Technology and was a postdoctoral trainee in the Department of Surgical Research at the Boston Children’s Hospital and Harvard Medical School. Working with Michael Klagsbrum and the late Judah Folkman, Prof. Soker’s research focused on vascular biology, with emphasis on angiogenic growth factors and their receptors. Prof. Soker joined the Laboratory for Tissue Engineering and Cellular Therapies, under the leadership of Anthony Atala, and was promoted to Assistant Professor at Harvard Medical School. In 2004, Prof. Soker joined the Wake Forest School of Medicine at Wake Forest Baptist Medical Center in Winston-Salem, North Carolina to launch WFIRM. He was promoted to Associate Professor in 2004 and has been a tenured professor since 2010. Prof. Soker has developed programs in neo-vascularization of bioengineered tissues, stem cell from different sources for tissue engineering in vitro and in vivo and tissue-derived extracellular matrices as scaffolds for whole organ bioengineering. Prof. Soker had published this technology for the engineering of organs and tissues including liver, kidney, pancreas, intestine, cornea and more.

Prof. Soker has authored more than 160 scientific publications and reviews and has contributed chapters to numerous books. Over the course of his distinguished career, he has been the recipient of many academic awards, and has received research grants from the National Institutes of Health and the Department of Defense, as well as numerous foundations and industry. Prof. Soker is a frequent and highly sought-after speaker at scientific meetings and conferences.

About CollPlant

CollPlant is a regenerative medicine company focused on 3D bioprinting of tissues and organs, developing and commercializing tissue repair products for orthobiologics, and advanced wound care markets. The Company’s products are based on its rhCollagen (recombinant human collagen) that is produced with its proprietary plant-based genetic engineering technology.

CollPlant’s products address indications for diverse fields of organ and tissue repair and are ushering in a new era in regenerative medicine. The Company’s flagship rhCollagen BioInk product line provides an ideal building block for 3D bioprinting of tissues and organs, and its unique Vergenix line of rhCollagen products includes a soft tissue repair matrix for treating tendinopathy and a wound repair matrix to promote a rapid optimal healing of acute and chronic wounds.

For more information, visit http://www.collplant.com

Safe Harbor Statement

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives, plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the Company’s expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on its rhCollagen-based BioInk, VergenixSTR, and VergenixFG; the Company’s ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen-based BioInk, VergenixSTR, and VergenixFG, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen-based BioInk, VergenixSTR, and VergenixFG; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third-party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the Company’s reliance on third parties to conduct some or all aspects of its product manufacturing; the scope of protection we are able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company’s strategy; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant is contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact at CollPlant:	IR Contact

Eran Rotem	Amato and Partners, LLC
Deputy CEO & Chief Financial Officer	90 Park Avenue, 17th Floor
Tel: + 972-73-2325600/612	New York, NY 10016
Email: Eran@collplant.com	admin@amatoandpartners.com